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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	1Q according to management expectations in line with Company plan.
•	Embraer delivered 15 jets in the first quarter, of which 7 commercial aircraft and 8 executive jets (6 light and 2 mid-size).
•	Firm order backlog ended 1Q23 at US$ 17.4 billion stable quarter over quarter, higher in Executive Jets and Services & Support.
•	Revenues reached US$ 717 million in the quarter (19% higher than 1Q22), in line with Company forecast.
•	Adjusted Free Cash Flow w/o EVE (FCF) in 1Q23, with cash consumption of US$ 399 million, due to seasonality and in preparation for higher deliveries in the coming quarters.
•	Operational and financial guidance for 2023 unchanged.

Main financial indicators[1]

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

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São Paulo, Brazil, May 04, 2023 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2023 (1Q23), December 31, 2022 (4Q22), and March 31, 2022 (1Q22), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUE and gross margin

Consolidated revenue of US$ 717 million in 1Q23 represented an increase of 19% y-o-y due to better commercial mix, strong growth in Defense & Security (+56% y-o-y) and Services & Support (+20% y-o-y). The Company’s total revenue closed the quarter as planned.

Q	Commercial Aviation reported revenue growth of 17.5% y-o-y to US$ 198.8 million due to one additional delivery in 1Q23 and more deliveries of E2 and less deliveries of the smaller 175E1. Reported gross margin of 0.1% versus 11.3% reported in 1Q22 shows a decrease due to one-time benefits occurred in 1Q22 and product mix, including learning curve and new configurations development.

~~Q~~	Executive Jets revenues were US$ 87.1 million, 3% lower than the same period last year due to changes in the mix of light jet deliveries. 1st quarter Gross Margin was -0.5% compared to 18.7% in the 1st quarter of 2022 due to aircraft mix and non-recurrence of one-time benefits from last year.

Q	Defense & Security revenue of US$ 97.7 million, 56.3% higher y-o-y due to better C-390 revenue recognition in 1Q23. Reported gross margin of 24.8% versus 12.1% reported in 1Q22 due to better commercial agreements replacing old ones.

Q	Services & Support reported revenues of US$ 326.2 million, representing a y-o-y growth of 20.3% due to increase in sales within Company growth plans. Reported gross margin of 27.1% higher than 26.5% reported in 1Q22 due to enterprise efficiency and MRO performance.

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EBIT AND ADJUSTED EBIT

In 1Q23, the Company’s reported results are summarized in the table below.

Excluding the above special items, 1Q23 Adjusted EBIT was US$ (31.6) million and the period’s Adjusted EBIT margin was -4.4%, flat in comparison with 1Q22.

net income (Loss)

Net income (loss) attributable to Embraer shareholders and income (loss) per ADS for 1Q23 were US$ (70.8) million and US$ (0.3855) per share, respectively, compared to US$ (31.7) million in net loss attributable to Embraer shareholders and US$ (0.1726) in income per ADS in 1Q22.

¹ADJUSTED NET INCOME – US$ Million

¹ Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

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DEBT & LIABILITY MANAGEMENT

Embraer ended 1Q23 with a net debt position of US$ 1,432.1 million (without EVE), compared to US$ 1,032.5 million q-o-q and US$ 1,465.7 million y-o-y. The increase in the Company’s net debt position q-o-q resulted from Embraer’s negative free cash flow generated in 1Q23, as explained below.

The average loan maturity of 1Q23 was 3.5 years. The term structure of loans is 91% in the long-term and 9% in the short-term. The cost of Dollar-denominated loans in 1Q23 was 5.74% p.a., while the cost of Brazilian Real denominated loans was 10.04% p.a. in 1Q23.

DELEVERAGING - US$ million

 FREE CASH FLOW

Adjusted free cash flow for first quarter 2023 was US$ (399.0) million, negative outflow due to preparation for larger deliveries in the second half, with a strong influence on the increase in inventories of US$ 474 million during 1Q23.

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CAPEX

Net additions to total PP&E for 1Q23 were US$ 41.4 million, versus US$ 18.1 million in net additions reported in 1Q22. Of the total 1Q23 additions to PP&E, CAPEX amounted to US$ 17.3 million, and additions of pool program spare parts represented US$ 24.4 million of the additions, partially offset by US$ (0.3) million of proceeds from the sale of PP&E. The increase in PP&E in 1Q23 versus 1Q22 is related to P2F conversion and service and support expansion. The increase of US$ 14.4 MM in research in 1Q23 versus 1Q22 is almost 90% related to EVE’s program.

 WORKING CAPITAL

In order to meet greater production and delivery guidance for 2023, inventories of mainly work-in-progress to fulfill deliveries in the coming quarters, affecting the quarter's reported Free Cash Flow.

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Total Backlog

Firm order backlog ended 1Q23 at US$ 17.4 billion stable quarter over quarter, driven by evolution in Executive Jets and Services & Support.

 Commercial Aviation

In 1Q23, Embraer delivered 7 commercial jets, as shown below:

The first pre-owned E190-E1 to be converted to freighter arrived in São José dos Campos, Brazil. Embraer’s E-190F and E-195F cargo carriers will maximize efficiency by matching capacity to demand in smaller markets with increased e-commerce demand.

Air New Zealand and Embraer signed an agreement to join its Energia Advisory Group to accelerate the development of zero emissions aircraft technology for regional fleet.

The low-cost operator Scoot (subsidiary of Singapore Airlines) announced that it will add Embraer E190-E2 to its fleet in Southeast Asia’s market (not considered in backlog).

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Executive Jets

Executive Jets delivered 6 light and 2 mid-size jets, totaling 8 aircraft in 1Q23, equal to 1Q22.

Phenom and Praetor sales remained strong in the 1st quarter of 2023, as Customer orders for new aircraft have exceeded expectations. The Executive Jets backlog at the end of the 1st quarter was just over $4 billion, and the book-to-bill ratio remained above 2.5 to 1, the highest in the industry. Growth in the light and mid-sized business jet segments has continued into this year, and Embraer is well positioned to capitalize on this growth.

Defense & security

The C390 Millennium has been awarded the Final Type Certificate, reflecting its Full Operational Capability (FOC). Issued by the IFI (Institute of Industrial Development and Coordination), a military organization linked to the DCTA (Department of Aerospace Science and Technology) and the body responsible for the certification of aircraft for military use, the FOC certificate confirms that the design meets all the requirements defined by the Brazilian Air Force (FAB), and that the aircraft is capable of performing all the missions for which it was designed.

The first aircraft of the Portuguese Air Force flew to the Beja Air Base to start the Certification Test Campaign in Portugal, which shall integrate the systems of the KC-390 NATO (North Atlantic Treaty Organization) configuration.

As part of the commercial promotion activities, attending to the growing interest in the C-390 Millennium worldwide, a highlight was the aircraft’s presence at the Aero-India event, an action coordinated between Embraer and FAB. After that, the C-390 went on to perform demonstrations in other countries in the region.

SERVICES & SUPPORT

Embraer and Porter Airlines announced an extension to the existing service and support agreement to include 20 E195-E2 jets from the firm order. With this extension, all 50 aircraft from the firm order will be supported by the Pool Program for parts and Embraer MRO Commercial for heavy checks.

Highlights also include the Entry into Service support for Customers such as: Salam Air and Endeavor. Embraer MRO Services performed maintenance in Voyageur Airways.

During the first quarter, Embraer received the first E190 to be converted into a Freighter. Embraer invested in a dedicated MRO facility in São Jose dos Campos – SP, Brazil. This facility will be responsible for all P2F conversions.

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EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1)	Three Months Ended	
	31 Dec, 2022	31 Mar, 2022	31 Mar, 2023
Operating activities			
Net income (loss) for the period	23,1	(30,7)	(72,7)
Adjustment to net income for items not affecting cash			
Depreciation of property plant and equipment and right of use	27,2	27,6	26,6
Realization of government grants	-	(0,4)	-
Amortization of intangible assets	46,3	15,0	19,1
Realization of contribution from suppliers	(11,4)	(2,0)	(3,8)
Loss (reversal) for inventory obsolescence	(14,0)	3,2	(3,5)
Adjustment to fair value, inventory, property plant and equipment and intangible	3,6	(0,2)	-
EVEX Transaction	14,0	-	-
Adjustment to fair value - Financial Assets	(0,7)	-	(3,6)
Losses on fixed assets disposal	25,9	1,0	1,8
Expect credit losses (reversal) and receivables written-off	14,4	1,2	1,0
Deferred income tax and social contribution	34,1	(52,9)	(43,1)
Accrued interest	38,7	68,7	44,1
Interest on marketable securities, net	(3,2)	(1,3)	(1,8)
Equity in associates gains and losses	(0,9)	(1,2)	(0,2)
Share-based remuneration	0,5	-	0,7
Foreign exchange gain (loss), net	43,5	(21,8)	3,1
Gain and loss on equity interest	-	-	0,4
Other provisions	18,3	(3,9)	(2,2)
Non-controlling interest	(0,2)	(1,1)	1,9
Other	-	-	-
Changes in assets			
Financial investments	(108,4)	(129,9)	(320,6)
Derivative financial instruments	(60,6)	(13,8)	1,7
Collateralized accounts receivable and accounts receivable	21,4	39,4	1,1
Contract assets	128,4	(35,1)	(64,6)
Customer and commercial financing	(77,8)	(0,9)	0,8
Inventories	375,2	(247,9)	(467,2)
Other assets	65,1	(5,4)	(26,3)
Changes in liabilities			
Trade accounts payable	(20,6)	61,4	70,1
Trade accounts payable - Supplier finance	-	(0,7)	1,7
Other payables	60,3	14,6	83,8
Contract liabilities	(17,2)	243,5	143,6
Taxes and payroll charges payable	(13,6)	0,5	11,3
Income tax and social contribution paid	(35,3)	(6,2)	(9,8)
Financial guarantees	0,1	(14,0)	(3,0)
Unearned income	(3,0)	0,2	(0,6)
Interest paid	(26,4)	(65,1)	(58,5)
Net cash generated (used) by operating activities	**546,8**	**(158,2)**	**(668,7)**
Investing activities			
Proceeds from sale of property, plant and equipment	4,4	0,6	0,3
Acquisition of property, plant and equipment	(52,2)	(18,7)	(41,7)
Additions to intangible assets	(43,8)	(21,4)	(29,3)
Additions investments in subsidiaries and affiliates	-	(0,1)	(1,5)
Acquisition of non controlling interest	-	(0,4)	(16,2)
Investments measured at amortized cost	0,7	(25,1)	(53,5)
Dividends Received	(0,1)	-	5,7
Net cash used in investing activities	**(91,0)**	**(65,1)**	**(136,2)**
Financing activities			
Repayment of borrowings	(10,8)	(476,6)	(506,7)
Proceeds from borrowings	74,7	0,4	657,6
Lease Payments	(2,9)	(2,7)	(3,4)
Net cash generatet (used) by financing activities	**61,0**	**(478,9)**	**147,5**
Increase (decrease) in cash and cash equivalents	**516,8**	**(702,2)**	**(657,4)**
Effects of exchange rate changes on cash and cash equivalents	**(0,6)**	**4,4**	**(1,8)**
Cash and cash equivalents at the beginning of the period	**1.299,4**	**1.838,6**	**1.815,6**
Cash and cash equivalents at the end of the period	**1.815,6**	**1.140,8**	**1.156,4**
Included in cash and cash equivalents per the statements of financial position	1.816,9	1.129,8	1.156,4
Included in assets held for sale	-	11,0	-
Included the balance in Loans and financing - overdraft balance	(1,3)	-	-

(1) Derived from unaudited financial statements.

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Reconciliation OF IFRS and “NON-GAAP” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

 EBITDA LTM represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

 Ratios based on “NON-GAAP” information

(i)	Total debt represents short and long-term loans and financing INCLUDING EVE (USD billion).
(ii)	Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Net debt w/o EVE represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less EVE's Net debt.
(iv)	Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).
(v)	Financial expense (gross) includes only interest and commissions on loans.
(vi)	The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).
(vii)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (USD million).
(viii)	The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

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Investor Relations

Leonardo Shinohara, Jose Triques, Caio Moriani, Eliane Fanis, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q23 Results on:

ENGLISH: Thursday, May 4, 2023 at 09:00 AM (NY Time) / 10:00 AM (SP Time).

Access Link: Webinar Registration - Zoom

To participate by Phone:

•	From U.S.: +1 646 931 3860 or +1 669 444 9171 or 877 853 5247 (Toll-Free).
•	From Brazil: +55 11 4680 6788 or 55 11 4700 9668 or 0 800 282 5751 (Toll-Free).
•	International Phone Numbers available at click here.

ID: 820 8742 2713

Password: 500501

We recommend you call 15 minutes in advance.

THE CONFERENCE CALL WILL ALSO BE BROADCASTED LIVE OVER THE WEB, AT THE ADDRESS: https://ri.embraer.com.br/

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

This document contains non-gaap financial information, to facilitate investors to reconcile Eve's financial information in GAAP standards to Embraer`s IFRS.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations